U.S. Securities and Exchange Commission

Attn: Mr. Ron Alpert

100 F Street, N.E.

Washington, D.C. 20549

Re:	TRX, Inc
Form 10-K for the fiscal year ended December 31, 2008
Filed February 23, 2009

Mr. Alpert:

Thank you for your telephone comment on the 10-K of TRX, Inc., filed February 23, 2009. You asked us to file the Schedules and Exhibits listed in the Credit Agreement, dated May 30, 2008, by and between TRX, Inc. and Atlantic Capital Bank (filed as Exhibit 10.2).

On January 22, 2010 we filed an 8K with the requested Schedules and Exhibits. In making this submission it was our intention to respond fully to your comments in order to achieve compliance with applicable rules. We further acknowledge the following:

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any other information that you require, we will be pleased to provide it.

Sincerely,

/s/ David D. Cathcart
David D. Cathcart
Chief Financial Officer